UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

TURQUOISE HILL RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

900435108

(CUSIP Number)

Matthew Halbower

Pentwater Capital Management LP

1001 10th Avenue South, Suite 216

Naples, FL 34102

(239) 384-9750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,358,382
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,358,382
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,358,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.09% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Crown Managed Accounts SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,096,014
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,096,014
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS LMA SPC on behalf of MAP 98 Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,450
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Investment Opportunities 3 SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,950
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Oceana Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,743,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,743,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.86% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Equity Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,421,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,421,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,421,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.20% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Merger Arbitrage Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,601,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,601,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,601,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.27% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS PWCM Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,222,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,222,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,222,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.60% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Unconstrained Master Fund. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Credit Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,626
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Matthew Halbower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,060,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,060,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,060,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.51% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022

This Amendment No. 7 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by Pentwater Capital Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Pentwater Capital”), Crown Managed Accounts SPC, an exempted company formed in the Cayman Islands (“CROWN”), Investment Opportunities 3 SPC, a segregated portfolio company formed in the Cayman Islands (“MALT”), LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Pentwater Merger Arbitrage Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PMAM”), Pentwater Thanksgiving Fund LP a limited partnership formed in the Cayman Islands (“PTHK”) (which is no longer a reporting person), PWCM Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PWCM Master”), Pentwater Metric Merger Arbitrage Fund LP, a limited partnership formed in the Cayman Islands (“PWMM”) (which is no longer a reporting person), and Pentwater Unconstrained Master Fund, Ltd. an exempted company formed in the Cayman Islands (“PWUM”), and Matthew Halbower, chief executive officer of Pentwater Capital, as the same has been amended by Amendments Nos. 1, 2, 3, 4, 5 and 6 thereto (as amended, the “Schedule 13D”), including to add Pentwater Credit Master Fund Ltd., an exempted company formed in the Cayman Islands (“PCMF”), as a reporting person. Pentwater Capital, CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PWCM Master, PWUM, PCMF and Matthew Halbower are collectively referred to herein as the “Reporting Persons.” CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PWCM Master, PWUM and PCMF are collectively referred to herein as the “Funds.” Pentwater Capital is the investment adviser of each of the Funds.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price for the 30,358,382 shares of Common Stock beneficially owned by the Reporting Persons is approximately $680,345,655. Such shares were purchased using the investment capital of each applicable Fund.  Prior to October 31, 2022, such securities were held primarily in margin accounts and, on October 31, 2022, such shares were transferred into accounts that are not subject to margin arrangements. The Reporting Persons may from time to time acquire shares in, or transfer shares to, margin accounts maintained with brokers, and such brokerage firms may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts would be pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 1, 2022, each Reporting Person entered into an agreement (the “November 2022 Agreement”) with Parent and Rio Tinto, pursuant to which, among other things, each Reporting Person agreed (i) to withhold (or cause to be withheld) its vote on all of its Subject Shares (as defined in the November 2022 Agreement) at any meeting of the Company’s stockholders called to vote upon the Transaction or at any adjournment or postponement thereof, (ii) to revoke any and all authorities pursuant to any proxy, voting instruction or similar instrument with respect to the right to vote the Subject Shares that may conflict or be inconsistent with the matters set forth in the November 2022 Agreement, (iii) to certain restrictions on its ability to transfer its Shares as well as certain restrictions on its ability to grant proxies in respect of the Subject Shares and (iv) not to acquire any additional shares of Common Stock.

Parent, Rio Tinto and the Reporting Persons also agreed pursuant to the November 2022 Agreement that, subject to completion of the Transaction, each Reporting Person will be paid 80% of the consideration payable in respect of the Subject Shares within two business days following the effective date of the Transaction with the remaining consideration (together with interest thereon) payable following the final determination of a dissent proceeding. The parties to the November 2022 Agreement further agreed to conduct such dissent proceeding in accordance with procedures set forth in the November 2022 Agreement.

Parent and Rio Tinto agreed pursuant to the November 2022 Agreement, among other things, to either waive or amend the dissent condition set forth in the Arrangement Agreement to allow the Transaction to be completed in circumstances where the holders of up to 17.5% of Shares issued and outstanding as of the date of the Transaction validly exercise Dissent Rights (as defined in the Arrangement Agreement).

The November 2022 Agreement provides that it will automatically terminate upon the termination of the Arrangement Agreement, at any time prior to the Effective Time (as defined in the Arrangement Agreement), in accordance with its terms.

The foregoing description of the November 2022 Agreement is a summary only, is not complete and is qualified in its entirety by reference to the complete text of the November 2022 Agreement, a copy of which is filed as Exhibit C hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D/Amendment 7 is reflected on that Reporting Person’s cover page. By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons. Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c) The transactions in the Common Stock that have been effected on behalf of the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference. Other than those transactions and the transactions set forth in Schedule A to Amendment Nos. 3, 4, 5 and 6 to the Schedule 13D, there were no other such transactions in the securities by the Reporting Persons that were effected during the past 60 days.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended by adding the following Exhibit:

Exhibit C	Agreement, dated November 1, 2022, among the Reporting Persons, the other parties listed on Schedule A thereto, Parent and Rio Tinto.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2022	PENTWATER CAPITAL MANAGEMENT LP
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

CROWN MANAGED ACCOUNTS SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

LMA SPC for and on behalf of MAP 98 Segregated Portfolio
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

INVESTMENT OPPORTUNITIES 3 SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

OCEANA MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER MERGER ARBITRAGE MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PWCM MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER UNCONSTRAINED MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER CREDIT MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

MATTHEW C. HALBOWER

/s/ Matthew C. Halbower
Matthew C. Halbower

Schedule A

Transactions in the shares of the Issuer During the Past 60 Days

For account of Crown Managed Accounts SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
10/10/2022	Buy	2,275	29.502867
10/10/2022	Buy	2,275	29.5097312
10/11/2022	Buy	2,730	40.55803333*
10/12/2022	Buy	2,730	40.38755*
10/13/2022	Buy	18	40.195*
10/14/2022	Buy	9,100	40.09226*
10/17/2022	Buy	15,379	40.10407396*
10/17/2022	Buy	16,544	40.05492637*
10/18/2022	Buy	9,555	39.63543333*
10/18/2022	Buy	6,370	39.72874608*
10/19/2022	Buy	2,748	39.93493378*
10/19/2022	Buy	10,692	39.92601713*
10/20/2022	Buy	974	39.93373832*
10/20/2022	Buy	919	39.88490752*
10/21/2022	Buy	6,880	39.13284688*
10/21/2022	Buy	7,039	39.25439505*
10/21/2022	Buy	1,131	39.22466811*

*Canadian dollars

For account of Investment Opportunities 3 SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
10/10/2022	Buy	2,275	29.502867
10/10/2022	Buy	2,275	29.5097312
10/11/2022	Buy	2,730	40.55803333*
10/12/2022	Buy	2,730	40.38755*
10/13/2022	Buy	18	40.195*
10/14/2022	Buy	9,100	40.09226*
10/17/2022	Buy	15,379	40.10407396*
10/17/2022	Buy	16,544	40.05492637*
10/18/2022	Buy	9,555	39.63543333*
10/18/2022	Buy	6,370	39.72874608*
10/19/2022	Buy	2,748	39.93493378*
10/19/2022	Buy	10,692	39.92601713*
10/20/2022	Buy	974	39.93373832*
10/20/2022	Buy	919	39.88490752*
10/21/2022	Buy	6,880	39.13284688*
10/21/2022	Buy	7,039	39.25439505*
10/21/2022	Buy	1,131	39.22466811*

*Canadian dollars

For account of LMA SPC on behalf of MAP 98 Segregated Portfolio

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
10/21/2022	Buy	4,480	39.13284688*
10/21/2022	Buy	4,584	39.25439505*
10/21/2022	Buy	736	39.22466811*

*Canadian dollars

For account of Oceana Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
10/21/2022	Buy	28,800	39.13284688*
10/21/2022	Buy	29,466	39.25439505*
10/21/2022	Buy	4,734	39.22466811*

*Canadian dollars

For account of Pentwater Equity Opportunities Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
10/21/2022	Buy	19,200	39.13284688*
10/21/2022	Buy	19,644	39.25439505*
10/21/2022	Buy	3,156	39.22466811*

*Canadian dollars

For account of Pentwater Merger Arbitrage Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
10/10/2022	Buy	20,075	29.502867
10/10/2022	Buy	20,075	29.5097312
10/11/2022	Buy	24,090	40.55803333*
10/12/2022	Buy	24,090	40.38755*
10/13/2022	Buy	161	40.195*
10/14/2022	Buy	80,300	40.09226*
10/17/2022	Buy	135,707	40.10407396*
10/17/2022	Buy	145,985	40.05492637*
10/18/2022	Buy	84,315	39.63543333*
10/18/2022	Buy	56,210	39.72874608*
10/19/2022	Buy	24,251	39.93493378*
10/19/2022	Buy	94,353	39.92601713*
10/20/2022	Buy	8,592	39.93373832*
10/20/2022	Buy	8,110	39.88490752*
10/21/2022	Buy	60,640	39.13284688*
10/21/2022	Buy	62,042	39.25439505*
10/21/2022	Buy	9,968	39.22466811*

*Canadian dollars

For account of Pentwater Unconstrained Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
10/10/2022	Buy	375	29.502867
10/10/2022	Buy	375	29.5097312
10/11/2022	Buy	450	40.55803333*
10/12/2022	Buy	450	40.38755*
10/13/2022	Buy	3	40.195*
10/14/2022	Buy	1,500	40.09226*
10/17/2022	Buy	2,535	40.10407396*
10/17/2022	Buy	2,727	40.05492637*
10/18/2022	Buy	1,575	39.63543333*
10/18/2022	Buy	1,050	39.72874608*
10/19/2022	Buy	453	39.93493378*
10/19/2022	Buy	1,763	39.92601713*
10/20/2022	Buy	160	39.93373832*
10/20/2022	Buy	152	39.88490752*
10/21/2022	Buy	1,120	39.13284688*
10/21/2022	Buy	1,146	39.25439505*
10/21/2022	Buy	184	39.22466811*

*Canadian dollars

For account of PWCM Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
10/21/2022	Buy	32,000	39.13284688*
10/21/2022	Buy	32,740	39.25439505*
10/21/2022	Buy	5,260	39.22466811*

*Canadian dollars